

Mail Stop 3010

January 5, 2010

Mr. W. Blake Baird
Chief Executive Officer
Terreno Realty Corporation
16 Maiden Lane, Fifth Floor
San Francisco, CA 94108

> **Re:** **Terreno Realty Corporation**
> **Amendment No. 1 to Registration Statement on**
> **Form S-11**
> **Filed December 14, 2009**
> **File No. 333-163016**

Dear Mr. Baird:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed your responses to our prior comments 3, 30, 32 and 34 of our letter dated December 9, 2009 and will continue to monitor your filing for such disclosure.

Prospectus Summary

Competitive Strengths, page 3

2.	We note your response to comment 12 of our letter dated December 9, 2009 and your disclosure that "the total return … to AMB stockholders was 313%, out performing the 285% total return for the MSCI US REIT Index for the same period." Inclusion of this information in the summary may give it undue emphasis, considering that it does not describe the historical performance of the issuer. Please revise your disclosure to remove this information from the summary. In addition, please provide an analysis regarding your basis for including such information and discuss why this information is relevant to an investment in you. We may have further comment.

Risk Factors, page 11

3.	We note your risk factor on page 13 that, "Failure of the projected improvement in industrial operating fundamentals may adversely affect our ability to execute our business plan." Please include this risk factor in your summary.

Our Business

Our Investment Strategy, page 49

4.	Please disclose when the company expects to have the proceeds from the offering fully invested.

Exhibit Index

5.	We have reviewed your response to our prior comment 35. Please revise the exhibit index to delete the words "Form of" for Exhibits 3.1 and 3.2 or advise us why such revision is not necessary.

Exhibit 8.1

6.	We refer to the last sentence of the first paragraph ending with "and the accuracy of certain matters discussed in the Registration Statement under the heading 'Material U.S. Federal Income Tax Considerations.'" Please delete the word "certain" as the opinion should opine on all material federal income tax consequences.

7.   We note the limitation in the tax opinion that states "provided that the company meets the applicable asset composition, source of income, shareholder diversification, distribution and other requirements of the Code necessary for such qualification." It appears that the qualification is overly broad and assumes the legal conclusions underlying the opinion. Please revise the opinion to state clearly whether the company's proposed ownership and method of operations will allow it to satisfy the requirements for qualification and taxation as a REIT.

8.   We refer to the last paragraph of the opinion and note that the opinion is rendered solely for the company's use. Please revise the opinion so that investors may rely on it.

# # # #

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee, Staff Accountant at (202) 551-3468 or Cicely Lamothe, Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Gilbert G. Menna, Esq.
     Ettore A. Santucci, Esq.
     Suzanne Lecaroz, Esq.
     Goodwin Proctor LLP
     Via facsimile (617) 523-1231